QuickLinks -- Click here to rapidly navigate through this document

Proskauer Rose LLP

March 11, 2011

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: H. Christopher Owings, Esq.

  Re:
  GNC Acquisition Holdings Inc.
  Registration Statement on Form S-1
  Initially filed on September 28, 2010
  Amendment No. 1 filed on January 18, 2011
  Amendment No. 2 filed on February 10, 2011
  Amendment No. 3 filed on February 25, 2011
  Amendment No. 4 filed on March 8, 2011
  Amendment No. 5 filed on March 11, 2011
  File No. 333-169618

Dear Mr. Owings:

        On behalf of GNC Acquisition Holdings Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated March 10, 2011 relating to the above-referenced registration statement (the "Registration Statement") of the Company filed with the Commission on Form S-1 (File No. 333-169618) on September 28, 2010, and amended on January 18, 2011, February 10, 2011, February 25, 2011 and March 8, 2011 (the Registration Statement concurrently filed herewith, "Amendment No. 5").

        The Company is concurrently filing via EDGAR Amendment No. 5, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 5, marked to show changes from Amendment No. 4 filed with the Commission on March 8, 2011.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 5. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 5.

  1.
  Please provide pro forma financial information required by Article 11 of Regulation S-X in a separate section of the prospectus. The pro forma financial information should consist of a pro forma condensed balance sheet, pro forma condensed statements of operations and accompanying explanatory notes. Where a limited number of pro forma adjustments are required and those adjustments are easily understood, a narrative description of the pro forma effects of the transactions may be furnished in lieu of the pro forma condensed balance sheet and pro forma condensed statements of operations. In any event, the pro forma financial information should be accompanied by an introductory paragraph which briefly sets forth a description of the transactions and the periods for which the pro forma information is presented, and include disclosures which clearly explain the assumptions involved. For example, you should: (i) disclose the interest rate and effective tax rate used in the pro forma computations (ii) provide a sensitivity analysis of the effect on income of a 1/8 percent variance in interest rates if actual rates can vary from those depicted; and (iii) provide transparent disclosure of pro forma earnings per share computations.

  Response to Comment 1:

          The Company has revised its disclosure on pages 44 to 48 in response to the Staff's comment and will disclose the specific amounts when they become available.

  2.
  Please specify, here and throughout the prospectus, whether proceeds from the Term Loan Facility or from the Revolving Credit Facility were used to refinance Centers's former indebtedness, to pay the $185 million dividend and to make the $85 million loan.

  Response to Comment 2:

          The Company has revised its disclosure on page 7 and throughout the prospectus in response to the Staff's comment.

  3.
  Please clarify whether proceeds from the Senior Credit Facility, alone, were sufficient to refinance Centers's former indebtedness. We note that the disclosure that Centers also used cash on hand to refinance its existing indebtedness implies that such proceeds, alone, were insufficient. If such proceeds, alone, were insufficient, then please revise the disclosure that Centers used "the remaining proceeds" to pay the $185 million dividend and to make the $85 million loan.

  Response to Comment 3:

          The Company has revised its disclosure on page 7 and throughout the prospectus in response to the Staff's comment.

  4.
  Please clarify, if correct, that exceptions to payment of cash dividends similar to those available under the Old Senior Credit Facility are available under the Senior Credit Facility and were relied upon by Centers to pay the $185 million dividend.

  Response to Comment 4:

          The Company has revised its disclosure on page 40 and pages 63 to 64 in response to the Staff's comment.

  5.
  We reviewed your response to comment two in our letter dated March 2, 2011 and the revisions to your disclosure. Please disclose the fair value of the Class A common stock on each grant date.

  Response to Comment 5:

          The Company has revised its disclosure on page 55 in response to the Staff's comment.

  6.
  We note the disclosure in "Use of Proceeds" that a portion of the proceeds from the offering will be contributed to Centers to repay outstanding borrowings under the Term Loan Facility. Please disclose the portion of the $120 million of borrowings from funds affiliated with Ares that will be repaid in connection with such repayment. Please also disclose the amount of interest that will be paid to such funds as part of such repayment.

  Response to Comment 6:

          The Company has revised its disclosure on page 149 in response to the Staff's comment and will provide the specific disclosure when the amounts become available.

  7.
  Please disclose how the senior secured debt ratio is calculated under the Senior Credit Facility. Please also include, in the risk factor on page 19 discussing such ratio, a cross-reference to the disclosure in this section regarding how such ratio is calculated.

  Response to Comment 7:

          The Company has revised its disclosure on page 19 in response to the Staff's comment.

**********

        Please direct your questions or comments regarding this response letter or Amendment No. 5 to the undersigned at (310) 284-5607. Thank you in advance for your assistance.

Respectfully submitted,
/s/ Philippa M. Bond Philippa M. Bond, Esq.
cc:
Gerald J. Stubenhofer, Jr., Esq. (GNC Acquisition Holdings Inc.)
Robert E. Buckholz, Jr., Esq. (Sullivan & Cromwell LLP)

QuickLinks

Proskauer Rose LLP
  March 11, 2011